November 13, 2006

Ms. Jean Yu

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Yu:

Thank you for your letter dated October 30, 2006 regarding the review of Cagle’s, Inc.’s Form 10-K for the Fiscal Year ended April 1, 2006 and Form 8-K dated August 28, 2006. We understand that your process is to assist us in compliance with applicable disclosure requirements and to aid us in enhancing the overall disclosure of these and future filings.

In regard to your comments please review and confirm the following responses:

Form 10-K for the Fiscal Year Ended April 1, 2006

Year 2006 compared to 2005, page 10

Year 2005 compared to 2004, page 10

1.   As suggested and per paragraph 45 of SFAS No. 144 all future filings will report gains and losses from the sale of assets as a separate line item, “Other general expenses”, included in the cost of sales category of our income statement.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

2.

Future filings will include sensitivity analysis disclosures that express the potential loss in future earnings, fair values, or cash flows of market risk sensitive instruments resulting from one or more selected hypothetical changes in interest rates. We shall provide a description of the model, assumptions and parameters, which are necessary to understand the disclosure.

Item 13. Certain Relationships and Related Transactions, page 31

3.  The statement on page 12 of our Proxy Statement for the Annual Meeting of Stockholders to be held on July 14, 2006 under the heading “MATERIAL INTERESTS AND MATERIAL TRANSACTIONS” is intended to comply with Item 404 of Regulation S-K.

Statement of Cash Flows, page 20

 4.   In our 10-K filed for the fiscal year ended April 3, 2004 we stated that “On September 29, 2001, the Company entered into an agreement to sell an idled processing facility in Atlanta for $3,500,000. Under the terms of the agreement, the Company received a cash payment at closing of $2,500,000 and an unsecured note receivable… guaranteed by the majority stockholder of the Purchaser. During 2004, the purchaser filed chapter 11 bankruptcy… the resulting gain on this sale of $1,000,000 has been deferred… and will be recognized as the note is collected.”  Of the $929,000 in question $476,000 was an amount collected from the personal guarantee and $100,000 was recovered from the bankruptcy court. Additionally, $274,000 of the gain was derived from the purchase and resale of assets that were under an operating lease and $79,000 from the sale of fully depreciated assets.

Notes to the Consolidated Financial Statements

5.

On page 12 of our Proxy Statement for the Annual Meeting of Stockholders to be held on July 14, 2006 under the heading “MATERIAL INTERESTS AND MATERIAL TRANSACTIONS” the following disclosure is made “The Company is a Controlled Company as set forth in the American Stock Exchange’s listing requirements. The Company is a Controlled Company because, as shown in the preceding table listing beneficial owners of more than 5% of the Company’s shares, the group consisting of J. Douglas Cagle, George Douglas Cagle, James David Cagle, and Cagle Family Holdings, LLC (of which J. Douglas Cagle, George Douglas Cagle, and James David Cagle share the voting power to dispose of the shares controlled by the LLC) control in the aggregate greater than 50% of the Company’s shares.” This language will be included in future filings.

Note 1. Summary of Significant Accounting Policies, page21

c. Revenue Recognition, page 21

6.

We suggest utilizing the following wording in the future. Revenue is recognized upon product shipment and transfer of title and risk of loss to the customer. Revenue is recorded net of any discounts, allowances or promotions. Estimates for any special pricing arrangements, promotions or other volume-based incentives are recorded upon shipment of the product in accordance with the terms of the promotion, allowance or pricing arrangements. Shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

f. Inventories, page 21

7.   Regarding the question as to valuation of our live field inventories. These birds are not mature to the point of being marketable and as such we follow the AICPA

Audit and Accounting Guide for Agricultural Producers paragraph 6.47 which states “Included in the total to be allocated to the animals produced are costs of feed, veterinary care, medicines, labor, land and pasture rent, and depreciation of the herd and facilities. Costs of maintaining raised animals prior to maturity or disposition are capitalized as an additional cost of the animals. Costs of raising the young animals should be accumulated and allocated on a rational basis.” Once those birds are of marketable age they are immediately processed to the point where a defined market exists and the lower of cost or market valuation is applied to the resulting product.  We have asked our audit firm MSF Financial of Little Rock, Arkansaw, who are experts in the audit of agricultural firms, particulary poultry companies, for their guidance in this regard and they confirm our methodolgy. It is the belief of our Company and MSF that many public poultry registrants are mistating their methodolgy when they claim to value live inventory at lower of cost or market.

8.   For future filings we will disclose in greater detail our process of examining our inventory to include impairment as a result of product age, condition, continuation or discontinuation, estimated net selling prices, expected distribution channel and impact on demand and pricing for product because of significant events.

9.   For inventory valuation purposes costs include live production costs (principally feed, chick cost, medications and other raw materials), labor and production overhead. Not all broilers and breeders survive to maturity or disposition; normal losses are not expensed directly because total cost of the project is assigned to the survivors.

Note 6. Sales of Facilities, page 25

10.    The following statement will be included in our next filing as the Company recently was unsuccessful in an attempt to lease the Macon facility to a distributor. “The Company has adjusted the carrying amount of an inactive facility to a fair value; due to a significant change in its physical condition and market value.  This resulted in a charge of $2,128,000 to cost of sales in the period ended September 30, 2006.” The facility continues to be depreciated and resides in the fixed asset section of our balance sheet with a value of $1.4 million. We continue to look at all viable alternatives to utilize the facility.

Form 8-K/A dated August 28, 2006

Pro Forma Financial Statements

   11.   These management fees represented payment for services provided by the company by employees whose payroll costs to the company were classified in the general and administrative expenses category; also data processing services provided by the company were classified in the general and administrative expenses category. In other words all costs experienced by the company in providing management services to the disposed entity were included in the company’s financial presentations in the general and administrative expenses category. This being the case, income derived as a result of these expenses, which did not relate to the day to day operation of the basic business of the company were classified as a reduction of these expenses.

   12.    Regulation S-X, Rule 11-02 -- Preparation Requirements - (see below) states that pro forma adjustments shall include adjustments, directly attributable to the transaction, expected to have a continuing impact on the registrant, and are factually supportable.

(6) Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are

(i) directly attributable to the transaction,

(ii) expected to have a continuing impact on the registrant, and

(iii) factually supportable.

Pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by Rule 3-01 and shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring. All adjustments should be referenced to notes which clearly explain the assumptions involved.

All assumptions made in the pro forma have come to fulfillment or realization as can be seen in our 10-Q filed November 9, 2006. We presented the pro forma to reflect the financial position of the company after the transaction, not just to reflect the sale.

    13.   The transaction greatly changed the income tax position of the company. As a result of the loss of the continuing income from the subsidiary certain recoverable state tax assets could expire before being realized. All assumptions made in the pro forma have come to fulfillment or realization as can be seen in our 10-Q filed November 9, 2006. We presented the pro forma to reflect the financial position of the company after the transaction, not just to reflect the sale.

Thank you for your assistance as we endeavor to assure appropriate disclosure to provide the information investors require for an informed decision.  The management of Cagle's, Inc. acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (404) 355-2820 to let me know if we have sufficiently addressed your concerns.

Sincerely,

/s/ Mark Ham

Mark Ham

Executive VP & CFO